UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

EVOLVING GOLD CORPORATION

Management Discussion and Analysis
for the Financial Year ended March 31, 2004

The following information, prepared as of August 18, 2004, should be read in conjunction with the audited financial statements of Evolving Gold Corp. for the period ended March 31, 2004, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company

Evolving Gold Corp. ("Evolving" or the "Company") is a mineral exploration company engaged in the acquisition and exploration of natural resource properties. The Company was incorporated on June 19, 2003 and declared March 31 as its financial year end.

The Company currently has an option to acquire a 70% interest in a mineral property located in the Gordon Lake area of the Northwest Territories, known as the Murray Property. The Murray Property consists of one mineral claim totalling 2,965 acres (1,200 ha) and is located 78 kilometres northeast of Yellowknife, NT.

The claim was originally staked in January, 2003 by Aurora Geosciences Ltd. on behalf of Mr. Jody Dahrouge. The Murray Property was purchased by International Zimtu Technologies Inc. ("Zimtu") from Mr. Dahrouge in June, 2003 for the costs of staking ($13,200). On July 22, 2003, the Company was granted the option to earn a 70% interest in the property from Zimtu. To earn the interest, Evolving must spend $250,000 on exploration prior to July 22, 2006, pay $17,000 (paid) and issue 200,000 special warrants of Evolving to Zimtu (issued). Both Mr. Dahrouge and Zimtu hold a 1% net smelter royalty ("NSR") on mineral production and a 1% gross overriding royalty ("GORR") on diamond production from the property. One half of each royalty can be repurchased for a cash consideration of $500,000.

The Company intends on completing an initial exploration program on the Murray Property in an effort to further define the Property's mineralization potential. A technical report was prepared on the Property by Gary Vivian, P. Eng., an independent consulting geologist, in compliance with National Instrument 43-101. In the "Summary Report on the Murray Property" dated September 3, 2003, Mr. Vivian recommended that a detailed compilation of the existing property information, together with a review of aerial photographs to identify folds, breaks in structures, and structural trends be completed, as well as detailed scale mapping. In addition, the locations of previous trenches should be investigated. During mapping and sampling, particular attention should be given to structure and alteration. The estimated cost for the initial program is $55,000.

Suite 1200 - 1188 West Georgia Street, Vancouver, B.C., Canada, V6E 4A2
Tel. 604 685-6375 Fax. 604 669-2960 Email. info@evolvinggold.com Web. www.evolvinggold.com
CNQ: GOLD

A second phase of exploration would be contingent upon the successful results obtained from the first stage of exploration. Subsequent diamond drilling would be based on these results.

The Company received a final receipt for its prospectus and became a reporting issuer in the Provinces of Alberta, British Columbia and Ontario on May 14, 2004.

On June 9, 2004, the Company received the approval of the Canadian Trading and Quotation System Inc. (the "CNQ") for the listing of its common shares on the CNQ, under stock symbol "GOLD". The Company officially began trading on the CNQ on June 14, 2004.

Selected Annual Information

The following financial data is derived from the Company's financial statements for the three most recently completed financial years ended March 31.

Audited for the period from incorporation on June 19, 2003 to March 31, 2004
Revenues	Nil
Net income (loss)	($152,118)
Net income (loss) per share	N/A
Net income (loss) per share, fully diluted	N/A
Total assets	$169,715
Long term liabilities	Nil
Cash dividend declared per share	Nil

Summary of Quarterly Results

The following is a summary of the results from the eight previously completed financial quarters. As the Company was incorporated in June 2003 and recently declared March 31 as its fiscal year end, quarterly financial information was not available for the periods prior to March 31, 2004.

	Quarter ended:
	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002	September 30, 2002	June 30, 2002
Revenues	Nil	-	-	-	-	-	-	-
Net income (loss)	($120,927)	-	-	-	-	-	-	-
Net income (loss) per share, basic and fully diluted	N/A	-	-	-	-	-	-	-
Total assets	$169,715	-	-	-	-	-	-	-

Results of Operations

During the period from incorporation on June 19, 2003 to the financial year ended March 31, 2004, the Company did not generate any revenue.

Expenses during this period were $152,133 and include management fees of $53,400, rent and administration fees of $41,445, legal fees of $21,450, consulting fees of $20,500, promotion and advertising fees of $4,228, and accounting/audit fees of $5,603. Other miscellaneous expenses totaled $5,507.

During the period ended March 31, 2004, the Company pre-paid administration and management fees totaling $25,550.

During the period ended March 31, 2004, the Company incurred expenditures of $27,000 for the acquisition of the Murray property, of which $10,000 was paid through the issuance of 200,000 Series "P" Special Warrants of the Company to International Zimtu Technologies Inc.

Liquidity and Capital Resources

Since incorporation in June 2003, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities for the cash required for capital acquisitions, exploration and development, and administration, among other things.

The Company will continue to require funds to meet its obligations under the Murray Property option agreement and as a result, will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. The Company must expend a total of $250,000 on the Murray Property over a period of 3 years ($50,000 on or before July 22, 2004, $50,000 on or before July 22, 2005 and $150,000 on or before July 22, 2006). The Company does not have any other commitments for material capital expenditures over either the near or long term and none are presently contemplated other than as disclosed above and or over normal operating requirements.

The Murray Property is in an exploration stage only and is without a known body of commercial ore. Development of the Murray Property will only follow upon obtaining satisfactory results. Exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore. The long term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of base and precious metals from the Murray Property, such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control such as including international, economic and political trends, expectations of inflation, currency exchange fluctuations and interest rates.

During the period ended March 31, 2004, the Company completed private placement offerings of Series "A", "B", and "F" Special Warrants for total proceeds of $286,500. The Company also issued 200,000 Series "L" Special Warrants, at a deemed price of $0.05 per Series "L" Special Warrant ($10,000), to Bruce Bragagnolo Law Corporation, in satisfaction of accrued legal fees provided to the Company. As well, the Company issued 200,000 Series "P" Special Warrants, at a deemed price of $0.05 per Series "P" Special Warrant ($10,000), to International Zimtu Technologies Inc., in consideration for the Murray Property. Each Special Warrant is exercisable into one common share of the Company at any time at the option of the holder on or before the fifth business day after a receipt is issued by the securities regulatory authorities in BC, Alberta and Ontario for a final prospectus qualifying the issuance of the Special Warrants.

Subsequent to the period ended March 31, 2004, the Company received the final receipt for their prospectus qualifying the issuance of the Special Warrants. A total of 6,150,000 common shares were issued in respect of the exercise of all of the Special Warrants.

Transactions with Related Parties

During the period ended March 31, 2004, the Company incurred charges with a company who is a significant shareholder and with a company whose director acts as a manager of the Company:

Consulting	$10,500
Management fees	52,400
Promotion and advertising	2,500
Rent and administration fees	41,445
$106,845

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

During the period ended March 31, 2004, the Company prepaid a total of $25,550 in respect of a management services agreement to a company whose director acts as manager for the Company.

During the period ended March 31, 2004, the Company entered into a resource property option agreement with a public company who is a shareholder of the Company, to which it paid cash of $17,000 and issued 200,000 Series "P" Special Warrants valued at $10,000.

Fourth Quarter

There are no fourth quarter events or items that affected the Company's financial condition, cash flows or results of operations, other than as previously disclosed herein.

Additional Disclosure for Venture Issuers without Significant Revenue

As the Company has not had significant revenue from operations in either of its last two financial years, the following is a breakdown of the material costs incurred:

	Financial year ended March 31
	2004	2003
Deferred property acquisition costs	$27,000	-
Administrative expense	$152,133	-

The administrative expense is broken down into various components in the Statement of Loss and Deficit included in the audited financial statements for the period ended March 31, 2004.

Outstanding Share Data

The following information details the outstanding share capital of the Company as at the financial year ended March 31, 2004 and the date hereof:

	Number issued as at:
	March 31, 2004	August 18, 2004
Common shares	100	6,150,100
Special Warrants	6,150,000	Nil
Incentive Stock Options	Nil	250,000
Share Purchase Warrants	Nil	Nil

Additional Information

Additional information about the Company is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.evolvinggold.com.

EVOLVING GOLD CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 28, 2004

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of EVOLVING GOLD CORP. (the "Corporation") will be held at the offices of the Company located at 1200 - 1188 West Georgia Street, Vancouver, B.C. V6E 4A2 at 10:00 am on September 28, 2004 for the following purposes:

1. To receive the report of the directors.

2. To receive and consider the audited financial statements of the Corporation for the fiscal year ended March 31, 2004 and the report of the auditors thereon.

3. To elect four (4) directors for the ensuing year.

4. To appoint the auditor of the Corporation for the ensuing year and to authorize the directors to fix the auditor's remuneration.

5. To approve a stock option plan.

6. To consider any amendment or variation to a matter identified in this Notice and to transact such other business as may properly come before the meeting or any adjournment thereof.

7. To approve the destruction of the Meeting proxies.

A Management Proxy Circular and a copy of the consolidated financial statements and the auditor's report for the year ended March 31, 2004 accompany this notice. The Management Proxy Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and execute the enclosed form of proxy and deliver it by fax, hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

A shareholder who plans to attend the Meeting must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that such shareholder's shares will be voted at the meeting.

Dated at Vancouver, British Columbia, August 24, 2004

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Lawrence Dick
______________________________
Lawrence Dick
President

EVOLVING GOLD CORPORATION

Management Discussion and Analysis
for the First Quarter ended June 30, 2004

The following information, prepared as of August 30, 2004, should be read in conjunction with the unaudited financial statements of Evolving Gold Corp. for the three months ended June 30, 2004, as well as the audited financial statements for the period ended March 31, 2004 and the related management's discussion and analysis (the "Annual MD&A). All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company

Evolving Gold Corp. ("Evolving" or the "Company") is a mineral exploration company engaged in the acquisition and exploration of natural resource properties.

The Company received a final receipt for its prospectus and became a reporting issuer in the Provinces of Alberta, British Columbia and Ontario on May 14, 2004.

On June 9, 2004, the Company received the approval of the Canadian Trading and Quotation System Inc. (the "CNQ") for the listing of its common shares on the CNQ, under stock symbol "GOLD". The Company officially began trading on the CNQ on June 14, 2004.

The Company currently has an option to acquire a 70% interest in a mineral property located in the Gordon Lake area of the Northwest Territories, known as the Murray Property. The Murray Property consists of one mineral claim totalling 2,965 acres (1,200 ha) and is located 78 kilometres northeast of Yellowknife, NT.

The claim was originally staked in January, 2003 by Aurora Geosciences Ltd. on behalf of Mr. Jody Dahrouge. The Murray Property was purchased by International Zimtu Technologies Inc. ("Zimtu") from Mr. Dahrouge in June, 2003 for the costs of staking ($13,200). On July 22, 2003, the Company was granted the option to earn a 70% interest in the property from Zimtu. To earn the interest, Evolving must spend $250,000 on exploration prior to July 22, 2006, pay $17,000 (paid) and issue 200,000 special warrants of Evolving to Zimtu (issued). Both Mr. Dahrouge and Zimtu hold a 1% net smelter royalty ("NSR") on mineral production and a 1% gross overriding royalty ("GORR") on diamond production from the property. One half of each royalty can be repurchased for a cash consideration of $500,000.

The Company intends on completing an initial exploration program on the Murray Property in an effort to further define the Property's mineralization potential. A technical report was prepared on the Property by Gary Vivian, P. Eng., an

Suite 1200 - 1188 West Georgia Street, Vancouver, B.C., Canada, V6E 4A2
Tel. 604 685-6375 Fax. 604 669-2960 Email. info@evolvinggold.com Web. www.evolvinggold.com
CNQ: GOLD

independent consulting geologist, in compliance with National Instrument 43-101. In the "Summary Report on the Murray Property" dated September 3, 2003, Mr. Vivian recommended that a detailed compilation of the existing property information, together with a review of aerial photographs to identify folds, breaks in structures, and structural trends be completed, as well as detailed scale mapping. In addition, the locations of previous trenches should be investigated. During mapping and sampling, particular attention should be given to structure and alteration. The estimated cost for the initial program is $55,000.

A second phase of exploration would be contingent upon the successful results obtained from the first stage of exploration. Subsequent diamond drilling would be based on these results.

Summary of Quarterly Results

The following is a summary of the results from the eight previously completed financial quarters. As the Company was incorporated in June 2003 and recently declared March 31 as its fiscal year end, quarterly financial information was not available for the periods prior to March 31, 2004.

	Quarter ended:
	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002	September 30, 2002
Revenues	Nil	Nil	-	-	-	-	-	-
Net income (loss)	($51,304)	($152,118)	-	-	-	-	-	-
Net income (loss) per share, basic and fully diluted	($0.02)	N/A	-	-	-	-	-	-
Total assets	$116,753	$169,715	-	-	-	-	-	-

Results of Operations

During the three months ended June 30, 2004, the Company reported a loss of $51,304 or $0.02 per share. The Company did not generate any revenue during the period, and incurred minor overhead expenses.

Expenses were $51,304 and include management fees of $18,750, rent and administration fees of $4,050, legal fees of $9,801, consulting fees of $4,000, and promotion and advertising fees of $9,228. Other miscellaneous expenses totaled $5,475.

During the quarter, the Company did not make any exploration or property expenditures.

2

Liquidity and Capital Resources

Since incorporation in June 2003, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities for the cash required for capital acquisitions, exploration and development, and administration, among other things.

The Company will continue to require funds to meet its obligations under the Murray Property option agreement and as a result, will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. The Company must expend a total of $250,000 on the Murray Property over a period of 3 years ($50,000 on or before July 22, 2004, $50,000 on or before July 22, 2005 and $150,000 on or before July 22, 2006). The Company does not have any other commitments for material capital expenditures over either the near or long term and none are presently contemplated other than as disclosed above and or over normal operating requirements.

The Murray Property is in an exploration stage only and is without a known body of commercial ore. Development of the Murray Property will only follow upon obtaining satisfactory results. Exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore. The long term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of base and precious metals from the Murray Property, such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control such as including international, economic and political trends, expectations of inflation, currency exchange fluctuations and interest rates.

During the three months ended June 30, 2004, the Company completed no financings.

Transactions with Related Parties

During the three months ended June 30, 2004, the Company incurred charges with a company who is a significant shareholder, with a company whose director acts as a manager of the Company, and with a company whose director acts as a manager of the Company:

3

Management fees	18,750
Promotion and advertising	450
Rent and administration fees	4,050
$23,250

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

During the period ended March 31, 2004, the Company prepaid a total of $25,550 in respect of a management services agreement to a company whose director acts as manager for the Company. As at June 30, 2004, the prepaid balance under this agreement was reduced to $9,500.

Additional Disclosure for Venture Issuers without Significant Revenue

As the Company has not had significant revenue from operations in either of its last two financial years, the following is a breakdown of the material costs incurred:

	First Quarter ended June 30, 2004	Financial year ended March 31, 2004
Deferred property acquisition costs	$Nil	$27,000
Administrative expense	$51,304	$152,133

The administrative expense is broken down into various components in the Statement of Loss and Deficit included in the interim financial statements for the three months ended June 30, 2004.

Outstanding Share Data

The following information details the outstanding share capital of the Company as at June 30, 2004 and the date hereof:

	Number issued as at:
	June 30, 2004	August 30, 2004
Common shares	6,150,100	6,150,100
Special Warrants	Nil	Nil
Incentive Stock Options	Nil	250,000
Share Purchase Warrants	Nil	Nil

Additional Information

Additional information about the Company is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.evolvinggold.com.

4

EVOLVING GOLD CORP.

Financial Statements

For the three months ended June 30, 2004

(Prepared without audit)

EVOLVING GOLD CORP.

NOTICE OF NO AUDITOR REVIEW OF
INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

EVOLVING GOLD CORP.
BALANCE SHEETS
(Prepared withoutaudit)

		June 30,	March 31,
		2004	2004

	ASSETS

Current
Cash		$73,874	$113,186
GST receivable		6,379	3,979
Prepaid expenses - Note 5		9,500	25,550

		89,753	142,715
Resource property - Notes 3 and 5		27,000	27,000

		$116,753	$169,715

	LIABILITIES

Current
Accounts payable and accrued liabilities		$13,575	$15,233

	SHAREHOLDERS' EQUITY
Share Capital - Note 4		306,600	100
Special warrants - Note 4		-	306,500
Deficit		(203,422)	(152,118)

		103,178	154,482

		$116,753	$169,715

Nature and Continuance of Operations - Note 1

APPROVED BY THE DIRECTORS:

/s/ Lawrence Dick _________________________ Director	/s/ Roelof de Jonge _________________________ Director

EVOLVING GOLD CORP.
STATEMENT OF LOSS AND DEFICIT
For the three months ended June 30, 2004
(Prepared withoutaudit)

Administrative Costs
Accounting	$200
Bank charges and interest	176
Consulting	4,000
Legal	9,801
Management fees	18,750
Office and miscellaneous	430
Promotion and advertising	9,228
Rent and administration fees	4,050
Transfer agent and filing fees	1,627
Travel	3,042

Net loss for the period	(51,304)
Deficit, beginning of period	(152,118)

Deficit, end of period	$(203,422)

Basic and fully diluted loss per share	$(0.02)

EVOLVING GOLD CORP.
STATEMENT OF CASH FLOWS
For the three months ended June 30, 2004
(Prepared withoutaudit)

Operating Activities:
Net loss for the period	$ (51,304)
Changes in non-cash working items related to operations:
Prepaid expenses	16,050
GST receivable	(2,400)
Accounts payable and accrued liabilities	(1,658)

(39,312)

Financing Activities	-

Investing Activities	-

Decrease in cash during the period	(39,312)
Cash, beginning of period	113,186

Cash, end of period	$73,874

Supplemental disclosure of cash flow information:
Exchange of special warrants for common shares	$306,500

EVOLVING GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended June 30, 2004
(Prepared without audit)

Note 1 Nature and Continuance of Operations

Evolving Gold Corp. (the "Company") was incorporated as 6109527 Canada Ltd. on June 19, 2003 under the Canada Business Corporation Act and is in the business of acquiring, exploring and evaluating mineral resource properties. On September 30, 2003, the Company changed its name to Evolving Gold Corp. The Company is in the exploration stage and has interests in resource properties located in the Northwest Territories.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. The Company has accumulated losses of $203,422 since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.

The Company was inactive during the period ended June 30, 2003 and accordingly, comparative figures are not available.

Note 2 Significant Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods as per the annual financial statements for the year ended March 31, 2004. These interim financial statements should be read in conjunction with the audited financial statements and the accompanying notes thereto.

Note 3 Resource Property

Pursuant to a property option agreement dated July 22, 2003 between the Company and International Zimtu Technologies Inc. ("Zimtu"), a public company, the Company has the option to earn a 70% undivided interest in certain mineral claims (the "Property"), located 78 kilometres northeast of Yellowknife, Northwest Territories. Consideration is $17,000 cash, exploration expenditures of $250,000 and the issue of 200,000 Special Warrants as follows:

EVOLVING GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended June 30, 2004
(Prepared without audit)

Note 3 Resource Property (continued)

a) $17,000 cash (paid);

b) incurring exploration expenditures as follows:

i) $50,000 on or before July 22, 2004;

ii) a further $50,000 on or before July 22, 2005; and

iii) a further $150,000 on or before July 22, 2006.

c) the issue of 200,000 Series "P" Special Warrants (issued).

The Company, upon exercise of its option, shall pay to the optionor upon commencement of commercial production, a royalty equal to 1% of the net smelter returns on minerals other than diamonds and 1% of the gross production of diamonds from the Property. The Company may purchase one half of each of the net smelter return royalty or the gross production diamond royalty at any time for $500,000 for each 1/2 interest.

Note 4 Share Capital

Authorized:

Unlimited common shares without par value

	Number	$
Balance, March 31, 2004	100	100
Issuance pursuant to exercise of special warrants
Series "A" special warrants - at $0.01	1,400,000	14,000
Series "B" special warrants - at $0.05	3,250,000	162,500
Series "F" special warrants - at $0.10	1,100,000	110,000
Series "L" special warrants - at $0.05	200,000	10,000
Series "P" special warrants - at $0.05	200,000	10,000

Balance, June 30, 2004	6,150,100	306,600

During the three months ended June 30, 2004, each Series "A", "B", "F", "L" and "P" Special Warrant was exchanged into one common share of the Company.

EVOLVING GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended June 30, 2004
(Prepared without audit)

Note 5 Related Party Transactions

During the three months ended June 30, 2004, the Company incurred charges with a company who is a significant shareholder, with a company whose director acts as a manager of the Company, and with a company with a common director:

	Three months ended June 30, 2004	Period ended Mar. 31, 2004

Consulting	$ -	$ 10,500
Management fees	18,750	52,400
Promotion and advertising	450	2,500
Rent and administration fees	4,050	41,445

	$ 23,250	$ 106,845

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

During the period ended March 31, 2004, the Company prepaid a total of $25,550 in respect of a management services agreement to a company whose director acts as manager for the Company. As at June 30, 2004, the prepaid balance under this agreement was reduced to $9,500.

During the period ended March 31, 2004, the Company entered into a resource property option agreement with a public company who is a shareholder of the Company, to which it paid cash of $17,000 and issued 200,000 Series "P" Special Warrants valued at $10,000.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Roelof de Jonge, Chief Financial Officer of Evolving Gold Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Evolving Gold Corp., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods pres ented in the interim filings.

Date: August 30, 2004

/s/ Roelof de Jonge
________________________________________
Roelof de Jonge
Chief Financial Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Lawrence Dick, Chief Executive Officer and President of Evolving Gold Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Evolving Gold Corp., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 30, 2004

/s/ Lawrence Dick
________________________________________
Lawrence Dick
Chief Executive Officer and President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: September ___, 2005

/s/ Warren McIntyre
________________________________________
Name: Warren McIntyre
Title: Chief Financial Officer, Corporate
Secretary and Director